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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. 4)1

Aftermarket Technology Corp.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

008318 10 7
(CUSIP Number)

Joseph Salamunovich, 1 Oak Hill Center, Suite 400, Westmont, IL 60559, (630) 455-6000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2002
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 27 Pages)

        1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 008318107

1.	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Aurora Equity Partners L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7.	SOLE VOTING POWER 8,417,632
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER 3,524,562
OWNED BY EACH
REPORTING	9.	SOLE DISPOSITIVE POWER 8,417,632
PERSON WITH
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,942,194

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* N/A
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.6%

14.	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13D

CUSIP No. 008318107

1.	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Aurora Overseas Equity Partners I, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF	7.	SOLE VOTING POWER 1,343,846
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER 3,524,562
OWNED BY EACH
REPORTING	9.	SOLE DISPOSITIVE POWER 1,343,846
PERSON WITH
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,868,408

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* N/A
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%

14.	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13D

CUSIP No. 008318107

1.	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Aurora Capital Partners L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7.	SOLE VOTING POWER 8,417,632
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER 3,524,562
OWNED BY EACH
REPORTING	9.	SOLE DISPOSITIVE POWER 8,417,632
PERSON WITH
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,942,194

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* N/A
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.6%

14.	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13D

CUSIP No. 008318107

1.	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Aurora Overseas Capital Partners L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF	7.	SOLE VOTING POWER 1,343,846
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER 3,524,562
OWNED BY EACH
REPORTING	9.	SOLE DISPOSITIVE POWER 1,343,846
PERSON WITH
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,868,408

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* N/A
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%

14.	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13D

CUSIP No. 008318107

1.	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Aurora Advisors, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7.	SOLE VOTING POWER 8,417,632
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER 3,524,562
OWNED BY EACH
REPORTING	9.	SOLE DISPOSITIVE POWER 8,417,632
PERSON WITH
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,942,194

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* N/A
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.6%

14.	TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13D

CUSIP No. 008318107

1.	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Aurora Overseas Advisors, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF	7.	SOLE VOTING POWER 1,343,846
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER 3,524,562
OWNED BY EACH
REPORTING	9.	SOLE DISPOSITIVE POWER 1,343,846
PERSON WITH
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,868,408

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* N/A
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%

14.	TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13D

CUSIP No. 008318107

1.	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Richard R. Crowell

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7.	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER 13,286,040
OWNED BY EACH
REPORTING	9.	SOLE DISPOSITIVE POWER 209,148
PERSON WITH
	10.	SHARED DISPOSITIVE POWER 9,761,478

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,286,040

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* N/A
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.3%

14.	TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13D

CUSIP No. 008318107

1.	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Gerald L. Parsky

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7.	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER 13,286,040
OWNED BY EACH
REPORTING	9.	SOLE DISPOSITIVE POWER 405,388
PERSON WITH
	10.	SHARED DISPOSITIVE POWER 9,761,478

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,286,040

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* N/A
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.3%

14.	TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13D

CUSIP No. 008318107

1.	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Richard K. Roeder

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7.	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER 13,286,040
OWNED BY EACH
REPORTING	9.	SOLE DISPOSITIVE POWER 108,700
PERSON WITH
	10.	SHARED DISPOSITIVE POWER 9,761,478

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,286,040

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* N/A
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.3%

14.	TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13D

CUSIP No. 008318107

1.	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Trustees of General Electric Pension Trust I.R.S. #14-6015763

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF	7.	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER 2,129,539
OWNED BY EACH
REPORTING	9.	SOLE DISPOSITIVE POWER 0
PERSON WITH
	10.	SHARED DISPOSITIVE POWER 2,129,539

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,129,539

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* N/A
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9%

14.	TYPE OF REPORTING PERSON*
EP

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13D

CUSIP No. 008318107

1.	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): GE Asset Management Incorporated, as Investment Manager to GEPT (as defined below) I.R.S. #22-2152310

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7.	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER 2,129,539
OWNED BY EACH
REPORTING	9.	SOLE DISPOSITIVE POWER 0
PERSON WITH
	10.	SHARED DISPOSITIVE POWER 2,129,539

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,129,539

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* N/A
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9%

14.	TYPE OF REPORTING PERSON*
IA, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13D

CUSIP No. 008318107

1.	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): General Electric Company I.R.S. #14-0689340

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF	7.	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER Disclaimed (See 11 below)
OWNED BY EACH
REPORTING	9.	SOLE DISPOSITIVE POWER 0
PERSON WITH
	10.	SHARED DISPOSITIVE POWER Disclaimed (See 11 below)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Beneficial ownership of all shares disclaimed by General Electric Company

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) N/A

14.	TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.    Security and Issuer.

        This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of Aftermarket Technology Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1 Oak Hill Center, Suite 400, Westmont, IL 60559.

Item 2.    Identity and Background.

        This Schedule 13D is being filed by Aurora Equity Partners L.P., a Delaware limited partnership ("AEP"), Aurora Overseas Equity Partners I, L.P., a Cayman Islands exempted limited partnership ("AOEP"), Aurora Capital Partners L.P., a Delaware limited partnership ("ACP"), Aurora Overseas Capital Partners L.P., a Cayman Islands exempted limited partnership ("AOCP"), Aurora Advisors, Inc., a Delaware corporation ("AAI"), Aurora Overseas Advisors, Ltd., a Cayman Islands exempted company ("AOAL"), Richard R. Crowell, a United States citizen ("Crowell"), Gerald L. Parsky, a United States citizen ("Parsky"), Richard K. Roeder, a United States citizen ("Roeder"), the Trustees of General Electric Pension Trust, a New York common law trust ("GEPT"), its investment manager, GE Asset Management Incorporated, a Delaware corporation and a wholly owned subsidiary of General Electric Company ("GEAM"), and General Electric Company, a New York corporation ("GE"). AEP, AOEP, ACP, AOCP, AAI, AOAL, Crowell, Roeder, Parsky, GEPT, GEAM and GE are collectively referred to herein as the "Reporting Persons." Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Persons.

        The principal business of AEP and AOEP is that of a private investment partnership. The general partner of AEP is ACP, whose general partner is AAI. The general partner of AOEP is AOCP, whose general partner is AOAL. AEP and AOEP are hereinafter referred to as the "Aurora Partnerships."

        Crowell, Parsky and Roeder are the sole stockholders and directors of AAI and AOAL and are limited partners of ACP and AOCP and may be deemed to beneficially share ownership of the Common Stock of the Issuer beneficially owned by AEP and AOEP. Each of such individual's primary occupation is as a managing director of ACP. For information with respect to the identity and principal occupation of each executive officer of AAI, see Schedule A attached hereto and incorporated by reference herein. AOAL has no executive officers.

        The principal business of GEPT is as a pension trust organized for the benefit of certain employees of General Electric Company. With limited exceptions, GEPT has irrevocably agreed to vote all shares held by it in such manner as the Aurora Partnerships shall determine, to such extent as its fiduciary duties under the Employee Retirement Income Security Act of 1974 shall allow. This provision terminates upon the transfer of such shares. GEAM is a registered investment advisor and acts as investment manager to GEPT and thus shares in GEPT's voting and dispositive power. GEAM is a wholly owned subsidiary of GE and GE reports whenever GEAM reports, although it disclaims beneficial ownership of any and all shares held by GEPT. GE is a diversified manufacturing and financial corporation. GEPT, GEAM and GE are hereinafter referred to as the "GE Entities."

        Certain stockholders of the Issuer have granted to the Aurora Partnerships an irrevocable proxy pursuant to which the Aurora Partnerships can vote the shares subject to the proxy in such manner as the Aurora Partnerships shall determine in their respective sole and absolute discretion. In addition, with limited exceptions, GEPT has irrevocably agreed to vote all shares held by it in such manner as the Aurora Partnerships shall determine, to such extent as its fiduciary duties under the Employee Retirement Income Security Act of 1974 shall allow. See Item 6 ("Stockholders Agreement") for additional information concerning the terms of the irrevocable proxy and GEPT's agreement.

        The principal business and office address of AEP, ACP and AAI is 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. The principal business and office address of AOEP, AOCP and AOAL is West Wind Building, P.O. Box 1111, Georgetown, Grand Cayman, Cayman Islands, B.W.I. The principal business and office address of Messrs. Crowell, Parsky and Roeder is Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. The principal business and office address of GEPT is c/o GE Asset Management Incorporated, 3003 Summer Street, Stamford, CT 06905, Attn: Michael Pastore, Esq., the principal business and office address of GEAM is 3003 Summer Street, Stamford, CT 06905, Attn: Michael Pastore, Esq., and the principal business and office address of GE is 3135 Easton Turnpike, Fairfield, CT 06431.

        See Schedule B attached hereto and incorporated by reference herein for information with respect to the identity and principal occupation of each (i) executive officer and director of GE and (ii) executive officer and director of GEAM.

        During the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Schedules A or B has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        All Reporting Persons and, to the best knowledge of each Reporting Person, all persons identified in Schedules A and B are United States citizens, except that Paolo Fresco, Director of GE, is a citizen of Italy, Claudio X. Gonzalez, Director of GE, is a citizen of Mexico, Andrea Jung, Director of GE, is a citizen of Canada, and Yoshiaki Fujimori, officer of GE, is a citizen of Japan.

Item 3.    Source and Amount of Funds or Other Consideration.

        As of January 29, 2001, Parsky, Crowell and Roeder were deemed to beneficially own 13,699,336 shares of Common Stock, respectively, and GEPT was deemed to beneficially own 2,425,708 shares of Common Stock. Since January 29, 2001, Parsky utilized an aggregate of $12,299.03 of his personal funds to purchase an aggregate of 2,692 shares of Common Stock. In addition, since January 29, 2001, Parsky gifted an aggregate of 11,532 shares of Common Stock. Since January 29, 2001, Crowell utilized an aggregate of $22,133.69 of his personal funds to purchase an aggregate of 4,845 shares of Common Stock. In addition, since January 29, 2001, Crowell gifted an aggregate of 575 shares of Common Stock. Since January 29, 2001, Roeder has made no purchases of Common Stock. In addition, since January 29, 2001, Roeder gifted an aggregate of 4,300 shares of Common Stock. GEPT is an employee benefit plan for the benefit of employees of General Electric Company and utilized its investment funds to effect such purchases. Since January 29, 2001, GEPT utilized an aggregate of $245,911 of its investment funds to purchase an aggregate of 53,831 shares of Common Stock. In addition, in March 2002, GEPT disposed of an aggregate of 216,000 shares of Common Stock for an aggregate of $3,966,367.90. Since April 1, 2002, GEPT disposed of an additional 134,000 shares of Common Stock for an aggregate of $2,718,051.50.

Item 4.    Purpose of Transaction.

        The Reporting Persons may decide to increase or decrease their investment in the Issuer depending upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

        Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

Item 5.    Interest in Securities of the Issuer.

        (a) and (b) As of April 18, 2002, AEP, ACP and AAI may be deemed to beneficially own 11,942,194 shares of Common Stock, representing approximately 50.6% of the total outstanding shares of Common Stock (based on 23,600,500 shares of the Issuer's Common Stock outstanding, as reported in the Issuer's Form 424B1 filed March 5, 2002, after the offering described therein and as updated by the Issuer). AEP, ACP and AAI have sole voting and dispositive power with respect to 8,417,632 shares of Common Stock and shared voting power with respect to 3,524,562 shares of Common Stock.

        As of the same date, AOEP, AOCP and AOAL may be deemed to beneficially own 4,868,408 shares of Common Stock, representing approximately 20.6% of the total outstanding shares of Common Stock. AOEP, AOCP and AOAL have sole voting and dispositive power with respect to 1,343,846 shares of Common Stock and shared voting power with respect to 3,524,562 shares of Common Stock.

        Of the 3,524,562 shares for which AEP, AOEP, ACP, AOCP, AAI and AOAL have shared voting power, 2,129,539 shares are owned by GEPT and 1,395,023 shares are subject to an irrevocable proxy granted to AEP and AOEP by certain holders of Common Stock, including Crowell, Parsky and Roeder, certain other limited partners of AEP and certain affiliates of a limited partner of AOEP. The proxy terminates upon the transfer of such shares.

        As of the same date, Messrs. Crowell, Parsky and Roeder may be deemed to each beneficially own 13,286,040 shares of Common Stock, representing approximately 56.3% of the total outstanding shares of Common Stock. Messrs. Crowell, Parsky and Roeder have shared voting power with respect to 13,286,040 shares of Common Stock and shared dispositive power with respect to 9,761,478 shares of Common Stock, and sole dispositive power with respect to 209,148, 405,388 and 108,700 shares of Common Stock, respectively. Of the 13,286,040 shares for which Crowell, Parsky and Roeder have shared voting power, 8,417,632 shares are owned by AEP, 1,343,846 shares are owned by AOEP, 2,129,539 shares are owned by GEPT and 1,395,023 shares are subject to an irrevocable proxy granted to AEP and AOEP by certain holders of Common Stock, including Crowell, Parsky and Roeder, certain other limited partners of AEP and certain affiliates of a limited partner of AOEP. The proxy terminates upon the transfer of such shares. Of the 9,761,478 shares for which Crowell, Parsky and Roeder have shared dispositive power, 8,417,632 shares are owned by AEP and 1,343,846 shares are owned by AOEP.

        As of the same date, Mr. Frederick J. Elsea, III, Chief Financial Officer of AAI and ACP, may be deemed to beneficially own 15,700 shares of Common Stock, representing less than 1% of the total outstanding shares of Common Stock. Mr. Elsea has sole dispositive power and shared voting power with respect to the 15,700 shares of Common Stock. The 15,700 shares of Common Stock for which Mr. Elsea has shared voting power are subject to an irrevocable proxy granted to AEP and AOEP.

        As of the same date, GEPT and GEAM may be deemed to beneficially own 2,129,539 shares of Common Stock, representing approximately 9% of the total outstanding shares of Common Stock. GEPT and GEAM have shared voting and dispositive power with respect to 2,129,539 shares of Common Stock. GE disclaims beneficial ownership of any and all shares held by GEPT.

        (c) GEPT disposed of 350,000 shares of Common Stock through open market sales as follows:

No. of Shares	Disposition	Date Sold
40,000	D	3/12/02
10,000	D	3/13/02
12,000	D	3/27/02
154,000	D	3/28/02
9,000	D	4/1/02
20,000	D	4/4/02
105,000	D	4/8/02

        (d) The right to receive distributions, and proceeds from the sale of the 8,417,632 and 1,343,846 shares of Common Stock held of record by AEP and AOEP, respectively, is governed by their respective limited partnership agreements, and such distributions or proceeds may be made with respect to the general and limited partnership interests in AEP and AOEP.

        (e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Stockholders Agreement.    AEP, AOEP, GEPT and Messrs. Crowell, Parsky and Roeder are parties to that certain Stockholders Agreement, dated August 2, 1994, among Aftermarket Technology Holdings Corp. (the predecessor-in-interest to the Issuer), and certain of its stockholders, optionholders and warrant holders (as amended to date, the "Stockholders Agreement"). Under the Stockholders Agreement, certain stockholders of the Issuer have granted to the Aurora Partnerships an irrevocable proxy pursuant to which the Aurora Partnerships can vote the shares subject to the proxy in such manner as the Aurora Partnerships shall determine in their respective sole and absolute discretion. The aggregate number of shares subject to such irrevocable proxy is approximately 1.4 million shares, or 5.9% of the total outstanding shares of Common Stock. Each proxy terminates upon the earlier to occur of the transfer of the subject shares or July 31, 2004. In addition, with limited exceptions, GEPT has irrevocably agreed to vote all shares held by it in such manner as the Aurora Partnerships shall determine, to such extent as its fiduciary duties under the Employee Retirement Income Security Act of 1974 shall allow. This provision terminates upon the transfer of such shares. GEPT may be deemed to beneficially own 2,129,539 shares of Common Stock, representing 9% of the total outstanding shares of Common Stock. Finally, the parties to the Stockholders Agreement have agreed to provide the Issuer with written notice prior to any proposed transfer of their shares of Common Stock.

        The Stockholders Agreement also provides that if, after the Aurora Partnerships distribute their shares of Common Stock to their limited partners, any such limited partner holds 10% or more of the outstanding Common Stock, such limited partner (the "Demand Holder") will have the right to require the Issuer to use its best efforts to file a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), covering the resale of the Demand Holder's shares in an underwritten offering. If following such offering the Demand Holder still holds 10% or more of the outstanding Common Stock, the Demand Holder will have one additional "demand" registration right.

        The Issuer will bear all expenses incident to any registration effected pursuant to the Stockholders Agreement, including the fees and expenses of a single counsel retained by the selling stockholders; however, each selling stockholder will be responsible for the underwriting discounts and commissions and transfer taxes in connection with shares sold by such stockholder. Each selling stockholder and the underwriters through whom shares are sold on behalf of a selling stockholder will be entitled to customary indemnification from the Issuer against certain liabilities, including liabilities under the Securities Act.

        In connection with a December 1996 private placement to GEPT, the Issuer granted a "demand" registration right to GEPT. Such registration right covers the 955,794 shares issued in the private placement as well as 300,000 shares of Common Stock owned by GEPT prior to the private placement. Pursuant to this registration right, GEPT may, subject to certain limitations, require the Issuer to use its best efforts to file a registration statement under the Securities Act covering the resale of such shares of Common Stock. In addition, GEPT was granted a "piggyback" registration right to include such shares on a pro rata basis in any registration effected for the account of any person exercising a contractual "demand" registration right granted by the Issuer in the future. All fees, costs and expenses of such registration (other than underwriting discounts and commissions) will be borne by the Issuer. GEPT and any underwriters through whom shares are sold on behalf of GEPT will be entitled to customary indemnification from the Issuer against certain liabilities, including liabilities under the Securities Act. GEPT's registration rights may not be exercised until after December 20, 1999.

        The foregoing summary of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is included as an exhibit hereto and incorporated herein by reference.

        Management Services Agreement.    The Issuer also pays to ACP a base annual management fee of approximately $550,000 for advisory and consulting services pursuant to a written management services agreement (the "Management Services Agreement"). ACP is also entitled to reimbursements from the Issuer for all of its reasonable out-of-pocket costs and expenses incurred in connection with the performance of its obligations under the Management Services Agreement. The base annual management fee is subject to increase, at the discretion of the disinterested members of the Issuer's Board of Directors, by up to an aggregate of $250,000 in the event the Issuer consummates one or more significant corporate transactions. The base annual management fee has not been increased as a result of any of the Issuer's acquisitions. The base annual management fee is also subject to increase for specified cost of living increases pursuant to which the base annual management fee was most recently increased in January 1999 from $540,000. If the Issuer's EBITDA in any year exceeds management's budgeted EBITDA by 15.0% or more for that year, ACP will be entitled to receive an additional management fee equal to one half of its base annual management fee for such year. Because the Issuer's EBITDA did not exceed management's budgeted EBITDA by 15.0% in 2001, ACP did not receive this additional management fee in 2001. In the event the Issuer consummates any significant acquisitions or dispositions, ACP will be entitled to receive a closing fee from the Issuer equal to 2.0% of the first $75.0 million of the acquisition consideration (including debt assumed and current assets retained) and 1.0% of acquisition consideration (including debt assumed and current assets retained) in excess of $75.0 million. In January 2001, the Issuer paid to Aurora Management Partners LLC a $750,000 fee for services in connection with the October 2000 sale of the Issuer's Distribution Group.

        Notwithstanding the foregoing, no payment will be made to ACP pursuant to the Management Services Agreement at any time that certain events of default shall have occurred and be then continuing under any of the Indentures governing the Issuer's 12% Senior Subordinated Notes due 2004 or the Issuer's bank credit facility. The Management Services Agreement also provides that the Issuer shall provide ACP and its directors, employees, partners and affiliates with customary indemnification against all actions not involving gross negligence or willful misconduct.

        The base annual management fee payable to ACP will be reduced as the collective beneficial ownership of Common Stock by the Aurora Partnerships declines below 50% as follows: for any period during which the collective beneficial ownership of the Aurora Partnerships is less than 50% but at least 40%, the base annual management fee payable for the period will be 80% of the original base annual management fee (as such original base annual management fee may previously have been adjusted due to discretionary increases by the Board of Directors or cost of living increases as described above, the "Original Fee"); for any period during which the Aurora Partnerships' collective beneficial ownership is less than 40% but at least 30%, the base annual management fee payable for the period will be 60% of the Original Fee; and for any period during which the collective beneficial ownership of the Aurora Partnerships is less than 30% but at least 20%, the base annual management fee payable for the period will be 40% of the Original Fee. If the Aurora Partnerships' collective beneficial ownership declines below 20%, the Management Services Agreement will terminate. Effective May 1, 1998, the Management Services Agreement was assigned by ACP to Aurora Management Partners LLC, a Delaware limited liability company.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1	Stockholders Agreement, dated as of August 2, 1994, among Aftermarket Technology Holdings Corp. (the predecessor-in-interest to the Issuer), and certain of its stockholders, optionholders and warrant holders (the Stockholders Agreement) (previously filed as Exhibit 10.1 to the Issuer's Registration Statement on Form S-4 filed on November 30, 1994, Commission File No. 33-86838, and incorporated herein by this reference)
Exhibit 2
Amendment No. 1 to the Stockholders Agreement, dated as of June 24, 1996 (previously filed as Exhibit 10.38 to Amendment No. 2 to the Issuer's Registration Statement on Form S-1 filed on November 6, 1996, Commission File No. 333-5597, and incorporated herein by this reference)
Exhibit 3
Amendment No. 2 to the Stockholders Agreement, dated as of October 24, 1996 (previously filed as Exhibit 10.39 to Amendment No. 2 to the Issuer's Registration Statement on Form S-1 filed on November 6, 1996, Commission File No. 333-5597, and incorporated herein by this reference)
Exhibit 4
Amendment No. 3 to Stockholders Agreement, dated as of December 4, 1996 (previously filed as Exhibit 10.4 to the Issuer's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by this reference)
Exhibit 5
Amendment No. 4 to Stockholders Agreement, dated as of December 16, 1996 (previously filed as Exhibit 10.5 to the Issuer's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by this reference)
Exhibit 6
Amended and Restated Management Services Agreement, dated as of November 18, 1996, by and among the Issuer, the Issuer's subsidiaries, and Aurora Capital Partners L.P. (previously filed as Exhibit 10.4 to Amendment No. 4 to the Issuer's Registration Statement on Form S-1 filed on October 25, 1996, Commission File No. 333-5597, and incorporated herein by this reference)
Exhibit 7
Joint Filing Agreement by and among AEP, AOEP, ACP, AOCP, AAI, AOAL, Crowell, Parsky, Roeder, GEPT, GEAM and GE, dated September 20, 1999 (previously filed as Exhibit 7 to Amendment No. 2 to the Issuer's Schedule 13D filed September 20, 1999, and incorporated herein by this reference)

SIGNATURE

        After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

AURORA EQUITY PARTNERS L.P.
By:	Aurora Capital Partners L.P., its general partner
By:	Aurora Advisors, Inc., its generalpartner
By:	/s/ RICHARD K. ROEDER Richard K. Roeder, Vice President	April 18, 2002
AURORA OVERSEAS EQUITY PARTNERS I, L.P.
By:	Aurora Overseas Capital Partners L.P., its general partner
By:	Aurora Overseas Advisors, Ltd., its general partner
By:	/s/ RICHARD K. ROEDER Richard K. Roeder, Director	April 18, 2002
AURORA CAPITAL PARTNERS L.P.
By:	Aurora Advisors, Inc., its general partner
By:	/s/ RICHARD K. ROEDER Richard K. Roeder, Vice President	April 18, 2002
AURORA OVERSEAS CAPITAL PARTNERS L.P.
By:	Aurora Overseas Advisors, Ltd., its general partner
By:	/s/ RICHARD K. ROEDER Richard K. Roeder, Director	April 18, 2002
AURORA ADVISORS, INC.
By:	/s/ RICHARD K. ROEDER Richard K. Roeder, Vice President	April 18, 2002
AURORA OVERSEAS ADVISORS, LTD.
By:	/s/ RICHARD K. ROEDER Richard K. Roeder, Director	April 18, 2002
	/s/ RICHARD R. CROWELL Richard R. Crowell	April 18, 2002
	/s/ RICHARD K. ROEDER Richard K. Roeder	April 18, 2002

	/s/ GERALD L. PARSKY Gerald L. Parsky	April 18, 2002
GENERAL ELECTRIC PENSION TRUST
By:	GE Asset Management Incorporated, its Investment Manager
By:	/s/ MICHAEL M. PASTORE Michael M. Pastore, Vice President	April 18, 2002
GE ASSET MANAGEMENT INCORPORATED
By:	/s/ MICHAEL M. PASTORE Michael M. Pastore, Vice President	April 18, 2002
GENERAL ELECTRIC COMPANY
By:	/s/ JOHN H. MYERS John H. Myers, Vice President	April 18, 2002

SCHEDULE A

AURORA ADVISORS, INC. EXECUTIVE OFFICERS

        The business address of each of the persons listed below is Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, California 90024.

Officers	Position(s)
Gerald L. Parsky	Chairman of the Board and managing director of AAI
Richard K. Roeder	Vice President and Assistant Secretary and managing director of AAI
Richard R. Crowell	President and Secretary and managing director of AAI
Frederick J. Elsea, III	Chief Financial Officer and Chief Financial Officer of AAI

SCHEDULE B

GE ASSET MANAGEMENT INCORPORATED

        The business address of each of the persons listed below is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06905.

        The names and principal occupations of the officers of GE Asset Management Incorporated ("GEAM") are as follows:

NAME	PRESENT PRINCIPAL OCCUPATION
John H. Myers	Chairman of the Board and President
Eugene K. Bolton	Executive Vice President—Domestic Equity Investments
Michael J. Cosgrove	Executive Vice President—Sales and Marketing
Ralph R. Layman	Executive Vice President—International Equity Investments
Alan M. Lewis	Executive Vice President—General Counsel and Secretary
Robert A. MacDougall	Executive Vice President—Fixed Income
Geoffrey R. Norman	Executive Vice President—Marketing
Donald W. Torey	Executive Vice President—Real Estate and Private Equities
John J. Walker	Executive Vice President—Chief Financial Officer
Anthony J. Sirabella	Senior Vice President—Chief Information Officer
Christopher D. Brown	Senior Vice President—Equity Portfolios
David B. Carlson	Senior Vice President—Equity Portfolios
Jane E. Hackney	Senior Vice President—Equity Investments
Peter J. Hathaway	Senior Vice President—Equity Portfolios
Damian J. Maroun	Senior Vice President—Equity Trading
Paul C. Reinhardt	Senior Vice President—Equity Portfolios
Richard L. Sanderson	Senior Vice President—Equity Research
Christopher W. Smith	Senior Vice President—Equity Investments
Ralph E. Whitman	Senior Vice President—Equity Portfolios
Nancy A. Ward	Vice President—Client Portfolio Manager—Domestic Equities
Gerald L. Igou	Vice President—Equity Investments
Mark A. Mitchell	Vice President—Equity Investments
John H. Schaetzl	Vice President—Equity Investments
Brian Hopkinson	Senior Vice President—International Equity Portfolios
Daizo Motoyoshi	Senior Vice President—International Equity Portfolios
Michael J. Solecki	Senior Vice President—International Equity Portfolios
Judith A. Studer	Senior Vice President—International Equity Portfolios
Peter Gillespie	Vice President—International Equity Portfolios
T. Brent Jones	Vice President—International Equity Portfolios
Paul Nestro	Vice President—International Equity Portfolios
Makoto F. Sumino	Vice President—International Equity Portfolios
Robert W. Aufiero	Vice President—Fixed Income
Kathleen S. Brooks	Vice President—Fixed Income
Paul M. Colonna	Vice President—Fixed Income
William M. Healey	Vice President—Fixed Income
Craig M. Varrelman	Vice President—Client Portfolio Manager—Fixed Income
Michael J. Caufield	Senior Vice President—Municipal Bonds
Robert R. Kaelin	Senior Vice President—Municipal Bonds
Susan M. Courtney	Vice President—Municipal Bonds
Stella V. Lou	Vice President—Municipal Bonds
Michael A. Sullivan	Vice President—Municipal Bonds

James M. Mara	Senior Vice President—International Private Equities
Wolfe H. Bragin	Vice President—Private Equities
Andreas T. Hildebrand	Vice President—Private Equities
Patrick J. McNeela	Vice President—Private Equities
David W. Wiederecht	Vice President—Private Equities
Philip A. Riordan	Senior Vice President—Real Estate
B. Bradford Barrett	Vice President—Real Estate
Robert P. Gigliotti	Vice President—Real Estate
Preston R. Sargent	Vice President—Real Estate
Timothy M. Morris	Vice President—Risk Management
Sandra J. O'Keefe	Vice President—Financial Planning & Analysis
William F. Ruoff, III	Vice President—Quality
Michael J. Tansley	Vice President & Controller
Matthew J. Simpson	Senior Vice President, Gen. Counsel—Investment Services & Asst. Secretary
Paul J. Crispino	Vice President—Tax Counsel
Judith M. Bandler	Vice President—Benefits Counsel
Marc R. Bryant	Vice President—Assoc. Gen. Counsel & Asst. Secretary
Jeanne M. La Porta	Vice President—Assoc. Gen. Counsel & Asst. Secretary
Michael M. Pastore	Vice President—Assoc. Gen. Counsel & Asst. Secretary
Scott A. Silberstein	Vice President—Assoc. Gen. Counsel & Asst. Secretary
Michael J. Strone	Vice President—Assoc. Gen. Counsel & Asst. Secretary
Anthony H. Zacharski	Vice President—Assoc. Gen. Counsel & Asst. Secretary

        The names and principal occupations of the Directors of GEAM are as follows:

NAME	PRESENT PRINCIPAL OCCUPATION
Eugene K. Bolton	Executive Vice President of GEAM and Trustee of GEPT
Michael J. Cosgrove	Executive Vice President of GEAM and Trustee of GEPT
John H. Myers	Vice President of General Electric Company, Chairman of the Board and President GEAM and Trustee of GEPT
Ralph R. Layman	Executive Vice President of GEAM and Trustee of GEPT
Alan M. Lewis	Executive Vice President, General Counsel and Secretary of GEAM and Trustee of GEPT
Robert A. MacDougall	Executive Vice President of GEAM and Trustee of GEPT
Geoffrey R. Norman	Executive Vice President of GEAM and Trustee of GEPT
Donald W. Torey	Executive Vice President of GEAM and Trustee of GEPT
John J. Walker	Executive Vice President—Chief Financial Officer of GEAM and Trustee of GEPT

GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS

        The names and principal occupations of the officers of General Electric Company are as follows:

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION
J.R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Chairman of Board and Chief Executive Officer, General Electric Company
P.D. Ameen	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice President and Comptroller
J.R. Bunt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice President and Treasurer
D.C. Calhoun	General Electric Company 1 Neumann Way Cincinnati, OH 05215	Senior Vice President—GE Aircraft Engines
J.P. Campbell	General Electric Company Appliance Park Louisville, KY 40225	Vice President—GE Appliances
W.J. Conaty	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Senior Vice President—Human Resources
D.D. Dammerman	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman, General Electric Capital Services, Inc.
S.C. Donnelly	General Electric Company P. O. Box 8 Schenectady, NY 12301	Senior Vice President—Corporate Research and Development
M.J. Espe	General Electric Company Nela Park Cleveland, OH 44112	Senior Vice President—GE Lighting
Y. Fujimori	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Senior Vice President—General Counsel and Secretary
B.W. Heineman, Jr.	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Senior Vice President—General Counsel and Secretary
J.M. Hogan	General Electric Company P.O. Box 414 Milwaukee, WI 53201	Senior Vice President—GE Medical Systems
J. Krenicki, Jr.	General Electric Company 2901 East Lake Road Erie, PA 16531	Vice President—GE Transportation Systems
R.W. Nelson	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice President—Corporate Financial Planning and Analysis
G.M. Reiner	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Senior Vice President—Chief Information Officer
J.G. Rice	General Electric Company 1 River Road Schenectady, NY 12345	Senior Vice President—GE Power Systems
G.L. Rogers	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice Chairman of the Board and Executive Officer
K.S. Sherin	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Senior Vice President—Finance and Chief Financial Officer
L.G. Trotter	General Electric Company 41 Woodford Avenue Plainville, CT 06062	Senior Vice President—GE Industrial Systems
W.A. Woodburn	General Electric Company 41 Woodford Avenue Plainville, CT 06062	Senior Vice President—GE Specialty Chemicals

R. C. Wright	National Broadcasting Company, Inc. 30 Rockefeller Plaza New York, NY 10112	Vice Chairman of the Board and Executive Officer, General Electric Company; President and Chief Executive Officer, National Broadcasting Company, Inc.

Citizenship

Y. Fujimori	Japan
All Others	U.S.A

        The names and principal occupations of the Directors of General Electric Company are as follows:

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION
J.I.Cash, Jr.	Harvard Business School Morgan Hall Soldiers Field Road Boston, MA 02163	Professor of Business Administration-Graduate School of Business Administration, Harvard University
S.S. Cathcart	222 Wisconsin Avenue Suite 103 Lake Forest, IL 60045	Retired Chairman, Illinois Tool Works
D.D. Dammerman	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman, General Electric Capital Services, Inc.
P. Fresco	Fiat SpA via Nizza 250 10126 Torino, Italy	Chairman of the Board, Fiat SpA
A.M. Fudge	Kraft Foods, Inc. 555 South Broadway Tarrytown, NY 10591	Executive Vice President, Kraft Foods, Inc.
C.X. Gonzalez	Kimberly-Clark de Mexico, S.A. de C.V. Jose Luis Lagrange 103, Tercero Piso Colonia Los Morales Mexico, D.F. 11510, Mexico	Chairman of the Board and Chief Executive Officer, Kimberly-Clark de Mexico, S.A. de C.V.
J.R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	President General Electric Company
A. Jung	Avon Products, Inc. 1345 Avenue of the Americas New York, NY 10105	President and Chief Executive Officer, Avon Products, Inc.
R.B. Lazarus	Ogilvy & Mather Worldwide 309 West 49th Street New York, NY 10019-7316	Chairman and Chief Executive Officer, Ogilvy & Mather Worldwide
K.G. Langone	Invemed Associates, Inc. 375 Park Avenue New York, NY 10152	Chairman, President and Chief Executive Officer, Invemed Associates, Inc.
S.G. McNealy	Sun Microsystems, Inc. 901 San Antonio Road Palo Alto, CA 94303-4900	Chairman, President and Chief Executive Officer, Sun Microsystems, Inc.
G.G. Michelson	Federated Department Stores 151 West 34th Street New York, NY 10001	Former Member of the Board of Directors, Federated Department Stores
S. Nunn	King & Spalding 191 Peachtree Street, N.E. Atlanta, Georgia 30303	Partner, King & Spalding
R.S. Penske	Penske Corporation 13400 Outer Drive, West Detroit, MI 48239-4001	Chairman of the Board and President, Penske Corporation
F.H.T. Rhodes	Cornell University 3104 Snee Building Ithaca, NY 14853	President Emeritus, Cornell University
G.L. Rogers	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice Chairman of the Board and Executive Officer, General Electric Company

A.C. Sigler	Champion International Corporation 1 Champion Plaza Stamford, CT 06921	Retired Chairman of the Board and CEO and former Director, Champion International Corporation
D.A. Warner III	J. P. Morgan & Co., Inc. & Morgan Guaranty Trust Co. 60 Wall Street New York, NY 10260	Chairman of the Board, President, and Chief Executive Officer, J.P. Morgan & Co. Incorporated and Morgan Guaranty Trust Company
R.C. Wright	National Broadcasting Company, Inc. 30 Rockefeller Plaza New York, NY 10112	Vice Chairman of the Board and Executive Officer, General Electric Company; President and Chief Executive Officer, National Broadcasting Company, Inc.

Citizenship

P. Fresco	Italy
C. X. Gonzalez	Mexico
A. Jung	Canada
All Others	U.S.A.

QuickLinks

SIGNATURE
SCHEDULE A AURORA ADVISORS, INC. EXECUTIVE OFFICERS
SCHEDULE B GE ASSET MANAGEMENT INCORPORATED
GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS